SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
Applica Incorporated
(Name of Subject Company)
Applica Incorporated
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Harry D. Schulman
Chairman of the Board, President and Chief Executive Officer
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027
(954) 883-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Ira N. Rosner, Esq.
Barbara J. Oikle, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Telephone: (305) 579-0500
Facsimile: (305) 961-5844

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT
     This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Applica with the Securities and Exchange Commission on December 19, 2006, as amended by Amendment No. 1 to Schedule 14D-9, which was filed by Applica with the SEC on December 21, 2006, by Amendment No. 2 to Schedule 14D-9, which was filed by Applica with the SEC on December 22, 2006, by Amendment No. 3 to Schedule 14D-9, which was filed by Applica with the SEC on December 28, 2006, by Amendment No. 4 to Schedule 14D-9, which was also filed by Applica with the SEC on December 28, 2006, by Amendment No. 5 to Schedule 14D-9, which was filed by Applica with the SEC on January 4, 2007, and by Amendment No. 6 to Schedule 14D-9, which was filed by Applica with the SEC on January 4, 2007, and also by Amendment No. 7 to Schedule 14D-9, which was filed by Applica with the SEC on January 10, 2007. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms that appear herein but are not defined herein have the meanings ascribed to such terms in the original Schedule 14D-9.
IMPORTANT LEGAL INFORMATION
     This document has been made available to shareholders of Applica. Investors are urged to read the original Schedule 14D-9, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 thereto and this Amendment No. 8, as it contains important information. The original Schedule 14D-9, as amended, and other public filings made from time to time by Applica with the SEC are available without charge from the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations (954) 883-1000, or from Applica’s website at www.applicainc.com.
Item 4. The Solicitation or Recommendation.
     Item 4(a) is hereby amended and restated in its entirety to read as follows:
     “As described in subsection (c) below, after careful consideration, the Applica board determined at a meeting on January 12, 2007, to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     Accordingly, the Applica board recommends that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     In addition, the Applica board reaffirms the Harbinger merger and recommends that Applica’s shareholders vote “FOR” the adoption of the Agreement and Plan of Merger, dated as of October 19, 2006, as amended by Amendment No. 1 thereto, dated as of December 14, 2006, Amendment No. 2 thereto, dated as of December 22, 2006, Amendment No. 3 thereto, dated as of December 27, 2006, and Amendment No. 4 thereto, dated as of January 3, 2007, among Applica and certain affiliates of Harbinger Capital Partners Master Fund I, Ltd., which are collectively referred to in this Statement as Harbinger.
     A press release communicating the Applica board’s recommendation is filed as Exhibit (a)(15).
     The Applica board also recommends that, even if a shareholder does not vote with respect to the Harbinger merger agreement at this time, that such shareholder vote “FOR” the proposal to adjourn or postpone the special meeting of Applica’s shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient shares present or represented at the meeting to constitute a quorum or insufficient votes at the time of the meeting to adopt the Harbinger merger agreement or because the board, in its judgment, determines that an adjournment is required by law or is otherwise in the best interests of Applica and its shareholders. The ability to adjourn or postpone the special meeting will give the Applica board the flexibility to preserve the existing transaction with Harbinger should the vote not be obtained by January 17, 2007.”
     Item 4(b) is hereby amended and supplemented by the addition of the following paragraphs as the final paragraphs thereto:
     “Late in the afternoon of January 11, 2007, NACCO sent Applica a letter (the “NACCO Response Letter”) responding to the letter Applica sent NACCO on January 9, 2007.
     During the morning of January 12, 2007, the Applica board held a meeting and discussed the NACCO Response Letter, the offers from NACCO and Harbinger and Applica’s obligations under the Harbinger merger agreement. The meeting was attended by Applica’s senior management and legal and financial advisors, as well as a representative of the Applica board’s independent legal counsel. The Applica board reviewed and discussed the NACCO Response Letter and concluded that, although such letter addressed certain of the Applica’s board concerns regarding a lack of certainty that NACCO’s revised offer would be consummated, it did not go far enough to remedy such concerns. The morning meeting was adjourned to allow management and counsel to discuss with Harbinger’s counsel certain aspects of the Harbinger merger agreement. Following such discussions, the Applica board meeting reconvened during the afternoon of January 12, 2007 to further discuss the offers from NACCO and Harbinger with management and the legal and financial advisors. The Applica board determined (i) that the Harbinger merger agreement is advisable for, fair to and in the best interests of Applica’s shareholders (other than Harbinger and its affiliates) and (ii) to recommend that Applica’s shareholders (A) vote “FOR” the adoption of the Harbinger merger agreement and (B) reject the NACCO offer and not tender their shares in the NACCO offer.”
     Item 4(c) is hereby amended and restated in its entirety to read as follows:
     “The Applica board based its determination to recommend that Applica’s shareholders reject the revised NACCO offer and not tender their shares in the revised NACCO offer on the following reasons:
•	The Revised NACCO Offer Continues to Contain Certain Significant Conditions. The Applica board noted that the revised NACCO offer continues to contain certain substantial conditions that create significant concerns as to whether the revised NACCO offer can be completed particularly in light of the fact that NACCO’s tender offer price is less than 2% more than the per share merger consideration payable in the Harbinger merger. Although NACCO has eliminated or revised certain conditions precedent to make such conditions more comparable to the conditions to the Harbinger merger and had further indicated in the NACCO Response Letter a willingness to modify certain of the conditions in the context of a merger agreement between Applica and NACCO, the Applica board believes that the following conditions of the revised NACCO offer remain an unacceptable risk to consummation of such offer:
•	Minimum Condition. Applica’s shareholders shall have validly tendered and not properly withdrawn prior to the expiration of the revised NACCO offer a number of shares of common stock that constitute a majority of the outstanding shares of Applica’s common stock, calculated on a fully diluted basis as of the date the shares are accepted for payment pursuant to the revised NACCO offer.

Applica’s board believes that the Minimum Condition, which requires a majority of Applica’s outstanding shares of common stock on a fully diluted basis to be tendered, presents a significant risk that the revised NACCO offer will not be consummated, especially in light of Harbinger’s ownership of approximately 39% of Applica’s outstanding common stock. Assuming that Harbinger does not tender the shares of common stock that it currently owns, the Minimum Condition will not be satisfied unless approximately 81% to 86% percent of the remaining currently outstanding shares of Applica’s common stock are tendered. The Applica board noted that data available to the Applica board indicate tender offer response rates rarely exceed the mid 90% range. More importantly, the Applica board noted that the voting response rate to the current Applica proxy solicitation appears to be less than 65% of the shares not owned by Harbinger (on a fully diluted basis); accordingly, the Applica board believes that there is a considerable risk that the Minimum Condition will not be satisfied.

•	No Adverse Change Condition. No event, circumstance, change or effect shall have occurred since October 19, 2006 that, individually or in the aggregate, with all other events, circumstances, changes and effects, is or could reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of Applica and its subsidiaries, taken as a whole; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic conditions or (B) general changes in the industry of designing, marketing and distributing small electronic kitchen and household appliances in which Applica and its subsidiaries operate that do not have a disproportionate effect (relative to overall industry performance) on Applica and its subsidiaries, taken as a whole.

The No Adverse Change Condition does not exclude effects arising out of the announcement or pendency of a potential transaction with NACCO. The Applica board believes that the announcement of a potential transaction with NACCO may result in a substantial loss of key employees and other adverse effects on Applica’s business. Although it is impossible to assess whether such adverse effects will occur, such potential risks have not yet been identified as risks to consummation of the Harbinger merger. If such an adverse impact did occur after the announcement of a potential transaction with NACCO, NACCO could assert that the No Adverse Change Condition was not satisfied and, as a result, not consummate the revised NACCO offer. Applica requested that NACCO revise the No Adverse Change Condition such that adverse changes resulting from the transaction itself cannot be asserted to avoid completion of the NACCO offer. In the NACCO Response Letter, NACCO indicated a willingness to make certain changes in this condition in the context of merger agreement, but indicated that it would require a “reasonable level of specificity” with respect to the exclusions. “Material adverse change” provisions are highly negotiated contractual provisions, and it is uncertain whether Applica and NACCO would be able to reach a mutually acceptable agreement with respect to the scope of the requested exclusions. Accordingly, the Applica board believes that this condition poses a potential risk to consummation of the NACCO offer that is not present with respect to the Harbinger merger.
•	Uncertainty Harmful to Applica’s Business. The uncertainty regarding the ownership of Applica has strained Applica’s relationships with certain of its significant customers, adversely affected Applica’s ability to operate its business in the ordinary course and has had a negative impact upon Applica’s ability to attract new employees and to fill vacant employment positions. In light of the these threats to Applica’s business caused by such uncertainty, the Applica board believes that it is imperative to consummate a transaction as promptly as practicable. The Applica board believes that NACCO continues to insist upon conditions that are not likely to be satisfied. In an attempt to terminate the now protracted period of uncertainly regarding the ownership of Applica, during which period the original $6.00 per share price to be offered to Applica’s shareholders by Harbinger has increased to $7.75 under the Harbinger merger agreement, Applica reiterated to NACCO the Applica board’s determination that the NACCO offer, as currently structured, fails to provide sufficient certainty of completion and demanded that NACCO inform the Applica board whether it is willing to amend its offer to remedy these concerns. Although the NACCO Response Letter addressed certain of the Applica board’s concerns regarding closing certainty, it did not go far enough to remedy such concerns. There is significantly less uncertainty associated with the consummation of the Harbinger merger; in fact, Applica believes that, subject to receipt of shareholder approval, substantially all conditions precedent to the consummation of the Harbinger merger have been or will be satisfied. Accordingly, Applica currently anticipates that the merger with Harbinger would be completed not later than the day after the shareholder meeting assuming that the requisite shareholder approval were obtained. To avoid the increasing risk of harm to Applica’s business and the attendant risks to the completion of a sale of Applica at the current favorable price level, the Applica board believes that a consummation of a transaction with Harbinger is in the best interests of Applica and its shareholders.
     Although the Applica board recognizes that the revised NACCO offer, if consummated, may provide greater consideration to Applica’s shareholders, given (i) the continuing uncertainty as to whether certain of the conditions precedent to the revised NACCO offer, in particular the Minimum Condition, can be satisfied and (ii) the risks to Applica’s business inherent in not consummating a transaction as promptly as practicable, the Applica board believes it serves the best interests of Applica’s shareholders to reject the revised NACCO offer. While Applica has communicated its concerns to NACCO, NACCO’s refusal to fully address these concerns, in particular the Minimum Condition, and the No Adverse Change Condition presents, in the Applica board’s view, unacceptable risks that NACCO’s marginally higher offer (less than 2% of the Harbinger per share merger price) cannot be completed. Most importantly, assuming Harbinger does not tender its shares to NACCO, unless in excess of 81% of Applica’s remaining shares were tendered, the Minimum Tender Condition would not be satisfied and the NACCO offer would not be consummated.
     Accordingly, the Applica board recommends that Applica’s shareholders reject the revised NACCO offer and not tender their shares pursuant to the NACCO offer.
     The preceding discussion of the reasons for the Applica board’s recommendation includes all material factors and information considered by the Applica board in making its recommendation, but is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the revised NACCO offer and the complexity of these matters, the Applica board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors.
     The Applica board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Applica board will be communicated to shareholders as promptly as practicable in the event that such a determination is reached.
     Applica shareholders who have voted “FOR” adoption of the Harbinger merger agreement can change their vote at any time prior to the special meeting on January 17, 2007 by:
1.	Delivering a written notice to the corporate secretary of Applica before such special meeting that states that he or she revokes his or her proxy;

2.	Delivering a signed and later dated new proxy card before such special meeting in accordance with the instructions included with the proxy card; or

3.	Attending the special meeting and voting in person.
     Applica shareholders retain the ability to tender their shares into the NACCO offer irrespective of whether or not they choose to revoke a previously executed proxy until January 23, 2007.”
Item 9. Exhibits.
     Item 9 is amended and restated in its entirety to read as follows:

Exhibit
No.	Document

(a)(1)
Letter to Applica’s shareholders dated December 19, 2006 (incorporated by reference to exhibit (a)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(a)(2)
Press release issued by Applica on December 19, 2006 (incorporated by reference to exhibit (a)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)*

(a)(3)
Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007 (filed with the SEC on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 21, 2006)*

(a)(5)
Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 2 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC December 22, 2006)*

(a)(7)
Letter to Applica’s shareholders dated December 28, 2006 (incorporated by reference to exhibit (a)(7) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 28, 2006)

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)*

(a)(9)	Press release issued by Applica on December 28, 2006 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on December 28, 2006)*

(a)(10)	Press release issued by Applica on January 3, 2007 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)*

(a)(11)
Letter to Applica’s shareholders dated January 4, 2007 (incorporated by reference to exhibit (a)(11) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 4, 2007)

(a)(12)	Press release issued by Applica on January 4, 2007 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on January 4, 2007)

(a)(13)
Press release issued by Applica on January 9, 2007 (incorporated by reference to exhibit (a)(13) of Amendment No. 7 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 10, 2007)

Exhibit
No.	Document

(a)(14)
Press release issued by Applica on January 10, 2007 (incorporated by reference to exhibit (a)(13) of Amendment No. 7 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 10, 2007)

(a)(15)	Press release issued by Applica on January 12, 2007+

(e)(1)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders (incorporated by reference to exhibit (e)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(2)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners (incorporated by reference to exhibit (e)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(4)
First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(5)
Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000)

(e)(6)
First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 of Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 of Applica’s Annual Report on Form 10-K filed with the SEC on March 16, 2005)

(e)(8)
First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(9)
Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 of Applica’s Current Report on
Form 8-K filed with the SEC on July 26, 2006)

(e)(10)
Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 20, 2006)

(e)(11)
Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 15, 2006)

(e)(12)
Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

(e)(13)
Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 27, 2006)

Exhibit
No.	Document

(e)(14)
Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 28, 2006 (incorporated by reference to exhibit (e)(14) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 28, 2006)

(e)(15)
Amendment No. 4, dated January 3, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)

(e)(16)
Excerpts from the Fourth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 5, 2007 (incorporated by reference to exhibit (e)(16) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 5, 2007)

(g)	Inapplicable

*	This press release contains a legend that makes reference to the protections afforded by the Private Securities Litigation Reform Act of 1995. Please note that the protections afforded by the Private Securities Litigation Reform Act of 1995 do not extend to “forward-looking statements” made in connection with the NACCO offer.

+	Filed as an exhibit hereto and included in the Amendment No. 8 to Schedule 14D-9 mailed to Applica’s shareholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 is true, complete and correct.
January 12, 2007

APPLICA INCORPORATED
By:	/s/ Harry D. Schulman
	Name:	Harry D. Schulman
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Document

(a)(1)
Letter to Applica’s shareholders dated December 19, 2006 (incorporated by reference to exhibit (a)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(a)(2)
Press release issued by Applica on December 19, 2006 (incorporated by reference to exhibit (a)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)*

(a)(3)
Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007 (filed with the SEC on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 21, 2006)*

(a)(5)
Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 2 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC December 22, 2006)*

(a)(7)
Letter to Applica’s shareholders dated December 28, 2006 (incorporated by reference to exhibit (a)(7) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 28, 2006)

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)*

(a)(9)	Press release issued by Applica on December 28, 2006 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on December 28, 2006)*

(a)(10)	Press release issued by Applica on January 3, 2007 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)*

(a)(11)
Letter to Applica’s shareholders dated January 4, 2007 (incorporated by reference to exhibit (a)(11) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 4, 2007)

(a)(12)	Press release issued by Applica on January 4, 2007 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on January 4, 2007)

(a)(13)
Press release issued by Applica on January 9, 2007 (incorporated by reference to exhibit (a)(13) of Amendment No. 7 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 10, 2007)

(a)(14)
Press release issued by Applica on January 10, 2007 (incorporated by reference to exhibit (a)(14) of Amendment No. 7 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 10, 2007)

(a)(15)	Press release issued by Applica on January 12, 2007+

(e)(1)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders (incorporated by reference to exhibit (e)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

Exhibit
No.	Document

(e)(2)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners (incorporated by reference to exhibit (e)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(4)
First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(5)
Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000)

(e)(6)
First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 of Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 of Applica’s Annual Report on Form 10-K filed with the SEC on March 16, 2005)

(e)(8)
First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(9)
Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 of Applica’s Current Report on
Form 8-K filed with the SEC on July 26, 2006)

(e)(10)
Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 20, 2006)

(e)(11)
Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 15, 2006)

(e)(12)
Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

(e)(13)
Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 27, 2006)

(e)(14)
Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 28, 2006 (incorporated by reference to exhibit (e)(14) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 28, 2006)

(e)(15)
Amendment No. 4, dated January 3, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)

(e)(16)
Excerpts from the Fourth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 5, 2007 (incorporated by reference to exhibit (e)(16) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 5, 2007)

(g)	Inapplicable

*	This press release contains a legend that makes reference to the protections afforded by the Private Securities Litigation Reform Act of 1995. Please note that the protections afforded by the Private Securities Litigation Reform Act of 1995 do not extend to “forward-looking statements” made in connection with the NACCO offer.

+	Filed as an exhibit hereto and included in the Amendment No. 8 to Schedule 14D-9 mailed to Applica’s shareholders.